Axos Q4 2021 Earnings Supplement

July 29, 2021

NYSE: AX



Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, including the acquisition of E*TRADE Advisor Services, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2020 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

1

Net Loan Growth by Category for Fourth Quarter Ended June 30, 2021



$ Millions

Category		Q4 FY21	Q3 FY21	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,745	$3,931	($186)
	SF Warehouse Lending	614	968	(354)
Multifamily & SB Commercial Mortgage	Multifamily	2,020	1,963	57
	Small Balance Commercial	450	461	(11)
Commercial Real Estate	CRE Specialty	3,090	2,911	179
	Lender Finance RE	91	132	(41)
Commercial & Industrial Non-RE	Lender Finance Non RE	580	523	57
	Equipment Leasing	112	121	(9)
	SBLOC & Other	432	387	45
Auto & Consumer	Auto	300	266	34
	Unsecured / OD	62	58	4
Other	PPP	55	125	(70)
	Refund Advance & Other	4	10	(6)
Loans & Leases		$11,555	$11,856	$(301)

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan and Lease Category at June 30, 2021



$ Millions

	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,359.5	$26.6	0.61%
Multifamily & SB Commercial Mortgage	2,470.4	13.2	0.53%
Commercial Real Estate	3,180.4	57.9	1.82%
Commercial & Industrial Non-RE	1,123.9	28.5	2.54%
Auto & Consumer	362.2	6.5	1.79%
Other	58.3	0.3	0.51%
	$11,554.7	$133.0	1.15%

Loans & Leases

Credit Quality

No Loans in Forbearance

3/31/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,899.2	$0.0	0.00%	$85.0	1.74%
Multifamily and Commercial Mortgage	$2,424.2	$0.0	0.00%	$30.8	1.27%
Commercial Real Estate	$3,042.9	$0.0	0.00%	$16.4	0.54%
Commercial & Industrial - Non-RE	$1,030.9	$0.0	0.00%	$3.0	0.29%
Auto & Consumer	$323.6	$0.0	0.00%	$0.4	0.12%
Other	$135.7	$0.0	0.00%	$0.0	0.00%
Total	$11,856.5	$0.0	0.00%	$135.6	1.14%

6/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,359.5	$0.0	0.00%	$105.7	2.42%
Multifamily and Commercial Mortgage	$2,470.4	$0.0	0.00%	$20.4	0.83%
Commercial Real Estate	$3,180.4	$0.0	0.00%	$15.8	0.50%
Commercial & Industrial - Non-RE	$1,123.9	$0.0	0.00%	$2.9	0.26%
Auto & Consumer	$362.2	$0.0	0.00%	$0.3	0.08%
Other	$58.3	$0.0	0.00%	$0.0	0.00%
Total	$11,554.7	$0.0	0.00%	$145.1	1.26%

Change from 3/31/21 to 6/30/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$539.7	$0.0		$20.7	
Multifamily and Commercial Mortgage	$46.2	$0.0		-$10.4	
Commercial Real Estate	$137.5	$0.0		-$0.6	
Commercial & Industrial - Non-RE	$93.0	$0.0		-$0.1	
Auto & Consumer	$38.6	$0.0		-$0.1	
Other	-$77.4	$0.0		$0.0	
Total	-$301.8	$0.0		$9.5	

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com